45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL™

07025974

RECEIVED
AUG 3 2007
WASH. D.C. 210
PROCESSING SECTION

Our ref.: 04/1049

3 August 2007

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

SUPPL

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

CSL ANNOUNCEMENT

Please find attached a copy of the Announcement CSL made to the market on 27 July.

US Food and Drug Administration approves Privigen™
First Proline-stablized 10 percent liquid IVIG

Yours faithfully,

PROCESSED
AUG 1 6 2007
THOMSON
FINANCIAL

Peter Turvey
COMPANY SECRETARY

Enc

45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL

ASX Announcement

27 July 2007

US Food & Drug Administration approves Privigen™ First Proline-stabilized 10 percent liquid IVIG

Melbourne Australia: CSL Limited announced today that its subsidiary CSL Behring, has been granted marketing approval from the U.S. Food and Drug Administration (FDA) for Privigen™ [Immune Globulin Intravenous (Human) 10% Liquid], an intravenous immunoglobulin (IVIg) for treating patients diagnosed with primary immunodeficiency (PI). Privigen is also indicated for the treatment of chronic immune thrombocytopenic purpura (ITP) to rapidly raise platelet counts to prevent bleeding.

A 10 percent liquid preparation of polyvalent human immunoglobulin, Privigen offers healthcare professionals convenience and ease-of-use. It is the first and only proline-stabilized IVIg that is always ready for immediate use, requiring no refrigeration or reconstitution.

CSL Behring plans to launch Privigen in the first quarter of 2008, which is consistent with previous expectations. In the meantime, the company is advancing the registration of Privigen in Europe. The application is currently under review by European regulatory authorities.

For further information, please contact:

END

Mark Dehring
Head of Investor Relations
CSL Limited Telephone: +613 9389 2818
Email: mark.dehring@csl.com.au